SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                              SCHEDULE 13D


                Under the Securities Exchange Act of 1934


                  NATIONAL HEALTH & SAFETY CORPORATION
                            (Name of Issuer)


                              COMMON STOCK
                          (Class of Securities)


                                636327108
                             (CUSIP Number)


                            IPA INVESTORS, LP
                           C/O ROBERT M. SCOTT
                      3811 BEE CAVE ROAD, SUITE 210
                           AUSTIN, TEXAS 78746
                              512-306-1033
   (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)



                            JANUARY 25, 2001
         (Date of Event which Requires Filing of this Statement)

(1)   NAMES OF REPORTING PERSONS:
                  IPA Investors, LP (the "Partnership")


(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (A)   [X]
(a)[   ]


(3)   SEC USE ONLY


(4)   SOURCE OF FUNDS:
                                   AF


(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E).   [  ]


(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:
                                  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH:
(7)  SOLE VOTING POWER   IPA Investors, LP   15,000,000 Shares

(8)   SHARED VOTING POWER None

(9)   Sole dispositive power IPA Investors, LP 15,000,000 Shares

(10)  SHARED DISPOSITIVE POWER None


(11)  Aggregate amount beneficially owned by each reporting person.
               IPA Investors, LP 15,000,000 Shares


(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[  ]


(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  6.05% (SEE Item 5, Note (1), for calculation of outstanding shares.)


(14)  TYPE OF REPORTING PERSON:
                                   PN

(1)   NAMES OF REPORTING PERSONS:
                              Gary J. Davis


(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (A)   [X]
(b)[   ]


(3)   SEC USE ONLY


(4)   SOURCE OF FUNDS:
                                   PF


(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E).   [  ]


(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:
                                  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH:
(7)  SOLE VOTING POWER   Gary J. Davis            8,399,982

(8)   SHARED VOTING POWER None

(9)   Sole dispositive power  Gary J. Davis       8,399,982

(10)  SHARED DISPOSITIVE POWER None


(11)  Aggregate amount beneficially owned by each reporting person.
                   Gary J. Davis            8,399,982


(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[  ]


(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  3.39% (SEE Item 5, Note (1), for calculation of outstanding shares.)


(14)  TYPE OF REPORTING PERSON:
                                   IN

ITEM 1          SECURITY AND ISSUER

This report relates to the common stock, par value $0.001 per share, of
National Health & Safety Corporation ("NHLT").   In January 2001, NHLT
issued shares of common and preferred stock to the reporting persons who filed this report and to others pursuant to NHLT's confirmed Plan of Reorganization (the "Plan") dated as of August 21, 2000 (the "Plan"), as confirmed by the U.S. Bankruptcy Court, Eastern District, Pennsylvania on November 27, 2000. A copy of the Plan has been filed as an exhibit to NHLT's report on Form 8-K dated November 28, 2000. Pursuant to the Plan, NHLT, which had approximately 58 million shares of common stock outstanding prior to confirmation of the Plan, issued 130,000,000 shares of new common stock to acquire all of the outstanding stock of MedSmart Healthcare Network, Inc. ("MedSmart"), and 45,000,000 shares of new common stock to investors for $600,000 cash. NHLT also issued preferred stock to claimants and interest holders in exchange for their claims and interests. As a result of these transactions, the reporting persons who are filing this report became the owners of more than 5% of the voting equity securities of NHLT.



ITEM 2          IDENTITY AND BACKGROUND

IPA INVESTORS, LP, a Texas limited partnership (the "Partnership"), was formed to act as an investment partnership. Its first investment was the purchase of NHLT common stock pursuant to the Plan.

GARY J. DAVIS is a private investor in Austin, Texas. Mr. Davis is an officer of the general partner of the Partnership, Investment Property Advisors, Inc., and an officer of one of the initial limited partners, FAI Capital, LP. Mr. Davis also acquired shares of NHLT stock individually as a result of the exchange offer by NHLT for shares of MedSmart.

Neither the Partnership nor Mr. Davis have been the subject of any criminal or civil proceeding which would require reporting pursuant to
Item 2 of Schedule 13D.



ITEM 3          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

IPA Investors, LP, a Texas limited partnership, purchased 15,000,000 shares of NHLT's Common Stock for $200,000 ($0.0133 per share) cash. The source of the consideration was a loan to the Partnership by two of its limited partners, Sam Alianell, individually and as trustee for the Alianell Group, AND JOHN P. FITZPATRICK, AN INDIVIDUAL.

Gary J. Davis is a private investor. Pursuant to the Plan, he acquired 8,399,982 shares of NHLT in exchange for 370,149 shares of MedSmart.



ITEM 4          PURPOSE OF TRANSACTION

The Partnership and Mr. Davis acquired the shares for investment pursuant to NHLT's Plan.

The implementation of the NHLT Plan resulted in a change of control in NHLT, because the Plan resulted in the issuance of shares of new shares of common stock of NHLT to new investors who invested cash (as did IPA Investors, LP) or exchanged their common stock in another company, MedSmart Healthcare Network, Inc (as did Mr. Davis). The new shares issued pursuant to the reorganization constituted a majority of the outstanding NHLT common stock after completion of the transaction.

The Partnership purchased 15,000,000 shares of NHLT's common stock for $200,000 ($0.133 per share), and Mr. Davis exchanged 370,149 shares of MedSmart Healthcare Network, Inc., common stock for 8,399,082 NHLT common shares.

Mr. Davis is an officer of the general partner of the Partnership, Investment Property Advisors, Inc.. Mr. Davis disclaims beneficial ownership of the NHLT shares owned by the Partnership to the extent of partnership interests in the Partnership held by persons other than Mr. Davis, Investment Property Advisors, Inc..

Mr. Davis believes that he will be elected to the board of directors of NHLT by NHLT's current directors, to fill a vacancy created by the
expansion of the number of directors pursuant to the Plan.   However, Mr.
Davis and IPA Investors, LP, have no formal or informal agreements or understandings with any other directors or shareholders of NHLT regarding his election or the future plans or management of NHLT.



ITEM 5          INTEREST IN SECURITIES OF THE ISSUER

Person:             IPA Investors, LP
No. Shares Owned:   15,000,000 Shares of Common Stock
Percent of Outstanding
  shares (1):       6.05%

Person:             Gary J. Davis
No. Shares Owned:   8,399,982 Shares of Common Stock
Percent of Outstanding
  shares (1):       3.39%

Total Shares owned as a group: 23,399,982
Percent of Outstanding Shares
  owned as a group (1):  9.44%


(1)Percentage of shares owned assumes conversion of all voting preferred stock to common stock and is based on the following voting equity shares known to the reporting person to be outstanding:

   Common stock outstanding at September 30, 2000, as reported in NHLT's 10-QSB: 58,803,516

   New stock issued in January 2001 pursuant to NHLT's reorganization:
     Common stock: 178,046,305
     Series A preferred stock, 1,595,265 shares issued, each preferred share convertible into 5 shares of common stock and entitled to vote according to the number of common shares into which the preferred stock is convertible: 7,796,325
     Series B preferred stock, 600,000 shares issued, each preferred share convertible into 5 shares of common stock and entitled to vote according to the number of common shares into which the preferred stock is convertible: 3,000,000

   Total: 247,826,146



ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 4.



ITEM 7         EXHIBITS

2.1 Fourth Amended Joint Plan of Reorganization dated August 21, 2000, incorporated by reference to NHLT's Report on Form 8-K dated
     November 28, 2000.

                               SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              IPA INVESTORS, LP


                                          /s/
Date  February 5, 2001        By:  _________________________
                              Title: _______________________


                              GARY J. DAVIS




Date  February 5, 2001                   /s/